Exhibit 10.33(b)

PRIMEDIA Inc.

3585 Engineering Drive

Norcross, GA 30092

January 11, 2011

Mr. Keith Belknap

Dear Keith:

This letter agreement supplements the letter agreement between PRIMEDIA Inc. (“PRIMEDIA”) and you, dated January 4, 2008 (as amended, your “Agreement”), relating to certain severance to which you may become entitled in connection with your separation from service from PRIMEDIA.

Additional Amount. In the event you separate from service from PRIMEDIA and are entitled to the severance set forth in your Agreement, you also shall be entitled to receive the sum of (i) the amount equal to your annual target bonus for the year in which you separate from service from PRIMEDIA and (ii) the amount equal to your annual target bonus for the year in which you separate from service multiplied by a fraction, the numerator of which is the number of days you were employed for such year before your separation from service and the denominator of which is the number of days in such year; which total amount (the “Additional Amount”) will be paid in a single lump sum, net of applicable withholdings, as soon as administratively practicable after the effective date of the release of claims you are required to sign as a condition to your receipt of severance under your Agreement (but in no event later than two and one-half (2 1/2) months after you separate from service from PRIMEDIA).

Notwithstanding the foregoing, the Additional Amount to which you may become entitled under this letter agreement is subject to the same terms and conditions as the severance provided under your Agreement, including, without limitation, the execution and delivery of an effective release of claims within forty-five (45) days after you separate from service from PRIMEDIA and the failure to revoke same within seven (7) days after you sign it. If you do not satisfy such terms and conditions, the severance under your Agreement and your Additional Amount under this letter agreement shall become null and void, and you will not be entitled to any such payments.

Section 409A. It is the intent of PRIMEDIA that any payment to which you are entitled under your Agreement and this letter agreement be exempt from Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”), to the maximum extent permitted under Section 409A of the Code. However, if any such amounts are considered to be “nonqualified deferred compensation” subject to Section 409A of the Code, such amounts shall be paid and provided in a manner, and at such time and form, as complies with the applicable requirements of Section 409A of the Code to avoid the unfavorable tax consequences provided therein for non-compliance. Neither you nor PRIMEDIA shall take any action to accelerate or delay the payment of any amounts in any manner which would not be in compliance with Section 409A of the Code.

In the event you qualify as a “specified employee” for purposes of Section 409A(a)(2)(B)(i) of the Code at the time of your separation from service, any payments to be made in connection with your “separation from service” (as determined for purposes of Section 409A of the Code) that constitute nonqualified deferred compensation subject to Section 409A of the Code shall not be made until the earlier of (i) your death or (ii) six (6) months after your separation from service (the “409A Deferral Period”) to the extent required by Section 409A of the Code. Payments otherwise due to be made in installments or periodically during the 409A Deferral Period shall be accumulated and paid in a lump sum as soon as the 409A Deferral Period ends, and the balance of the payment shall be made as otherwise scheduled.

For purposes of your Agreement and this letter agreement, all rights to payments shall be treated as rights to receive a series of separate payments to the fullest extent allowed by Section 409A of the Code. To the extent that some portion of the payments under your Agreement and/or this letter agreement may be bifurcated and treated as exempt from Section 409A of the Code under the “short-term deferral” or “separation pay” exemptions, then such amounts may be so treated as exempt from Section 409A of the Code.

Notwithstanding the foregoing, it is intended that (i) the Additional Amount payable to you under the second paragraph of this letter agreement shall be paid no later than two and one-half (2 1/2) months following the date you separate from service and thus should qualify as exempt from Section 409A of the Code as a “short-term deferral” and (ii) the severance payable to you under your Agreement shall either (A) qualify as exempt under the “short-term deferral” exemption to the extent paid within two and one-half (2 1/2) months after the end of the year in which you separate from service or (B) qualify as exempt under the “separation pay” exemption to the extent such severance will be paid solely upon your involuntary separation from service (as defined in Treas. Reg. §1.409A-1(n)), shall not exceed two times the lesser of (1) your annualized compensation (based upon the annual rate of pay for services provided for the taxable year preceding the taxable year in which you have a separation from service and subject to increases that were expected to continue indefinitely if you had not separated from service) or (2) the maximum amount that may be taken into account under a qualified plan pursuant to Section 401(a)(17) of the Code for the year in which you separate from service (which for 2010 was $245,000) and will be paid in all events within two (2) years following the end of the year in which you separate from service. To the extent the “separation pay” exemption applies, the amounts covered by the exemption shall be the amounts paid earliest in time that would be subject to Section 409A of the Code notwithstanding the “separation pay” exemption.

For purposes of your Agreement and this letter agreement, termination of employment will be construed consistently with a “separation from service” within the meaning of Section 409A of the Code.

Very truly yours,

By	/s/ CHARLES STUBBS
Charles Stubbs
President and Chief Executive Officer

ACCEPTED AND AGREED:

/s/ KEITH BELKNAP
Keith Belknap